Exhibit 8.2

March 22, 2019

Board of Directors

Uniti Financial Corporation

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the proposed merger whereby Uniti Financial Corporation ["Uniti"] will merge with and into BayCom Corp [“BayCom”].

FACTS

BayCom is a corporation organized under the laws of the state of California and engages in the business of general commercial banking.

Uniti is a corporation organized under the laws of the state of California and engages in the business of general commercial banking.

The terms of the proposed merger [the "Merger"] are contained in the Agreement and Plan of Merger dated as of December 7, 2018 [the "Agreement"] pursuant to which Uniti will merge with and into BayCom.

You have requested our opinion that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as well as our opinion regarding the tax consequences of the Merger as set forth in the Form S-4 referenced below.

Terms not otherwise defined in this letter shall have the meanings assigned to them in the Agreement.

You have permitted us to assume in preparing this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Agreement and (2) all of the factual information, descriptions, representations and assumptions set forth in this letter, in the Agreement, in the letters to us from Uniti and BayCom dated March 22, 2019, (the "Letters"), and in the Form S-4 Registration Statement to be filed with the United States Security and Exchange Commission in connection with the merger on or about March 22, 2019, and mailed to Uniti shareholders in connection with the special meeting of shareholders to approve the Merger, are accurate and complete and will be accurate and complete at the time the Merger becomes effective (the "Effective Date"). We have not independently verified any factual matters relating to the Merger with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

The Agreement provides that Uniti will merge with and into BayCom, with BayCom being the surviving corporation, in accordance with the applicable provisions of state law. In addition, completion of the Merger is subject to approval by the BayCom and Uniti shareholders.

At the Effective Time, all assets and liabilities of Uniti will be transferred by operation of law to BayCom, the separate corporate existence of Uniti will cease, and, each share of Uniti Common Stock then outstanding will be converted into the right to receive either cash or stock of BayCom as specified in Article 1.4 of the Agreement; ‘Conversion of Stock.’

Uniti Financial Corporation

March 22, 2019

No fractional shares of BayCom Common Stock will be issued in the Merger. Each holder of Uniti Common Stock who otherwise would be entitled to receive a fraction of a share of BayCom Common Stock will receive, instead, cash equal to the product obtained by multiplying such fractional share by the Merger Consideration per the Agreement.

The total amount of Cash Consideration (excluding cash paid to dissenters) to be exchanged for Uniti shares will be less than 60% of the Merger Consideration.

OPINION

Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Agreement and based on the facts set forth in the Prospectus Statement, the Letters, and this letter (including all assumptions and representations), it is our opinion that for federal income tax purposes:

(i)	the Merger will be treated for federal income tax purposes as a “reorganization" within the meaning of Section 368(a) of the Internal Revenue Code; and
(ii)	the discussion in the Registration Statement under the heading “Material United States Federal Income Tax Consequences of the merger,” to the extent it constitutes legal conclusions, with respect to matters of United States federal income tax law, is our opinion as to the material United States federal income tax consequences of the Merger to U.S. holders (as such term is defined in the Registration Statement) of Uniti Common Stock.

Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

Our opinion is based on the understanding that the relevant facts are, and will be on the Effective Date, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change our opinion would not be different.

We undertake no responsibility to update or supplement our opinion.

Very truly yours,

Vavrinek, Trine, Day & Co., LLP